UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 14 December 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
#
, K Ansah, P J
Bacchus
†
, T P Goodlace, A R Hill
≠
, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman, G M Wilson
^Australian,
†
British,
≠
Canadian,
#
Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile    +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile   +27 81 354 0236
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A R E L E A S E
Two Gold Fields directors retire

Johannesburg, 14 December 2016: Gold Fields Limited (Gold
Fields) (JSE, NYSE: GFI) has announced the retirement of Messrs
Kofi Ansah and Alan Hill as non-executive directors of the Gold Fields
Board of Directors with effect from 31 December 2016.

Gold Fields Chairperson Cheryl Carolus thanked Messrs Ansah and
Hill for their valuable contribution and the enormous depth of experience they brought to the board over the many years in which they served as directors. Mr Ansah has been a Gold Fields director since April 2004 and Mr Hill since August 2009. “We wish them everything of the best in their future endeavours,” Ms Carolus added.

Between 1 July and 1 September 2016 Gold Fields appointed four new non-executive directors to the Board to ensure continuity of the skills set as a number of the directors were approaching retirement age over the next two years. In addition to Messrs Ansah and Hill, former director David Murray also retired from the Board on 1 June 2016.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 81 354 0236
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources
5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 14 December 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer